Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Earnings:
Loss before income taxes	$(275,208)	$(2,684,454)	$(462,354)	$(2,757,005)
Adjustments:
Fixed charges	97,806	53,685	161,561	108,086
Income from equity investees	14,003	515	16,787	811
Amortization of capitalized interest	87	74	177	104
Capitalized interest	—	(149)	(1)	(1,178)
	$(163,312)	$(2,630,329)	$(283,830)	$(2,649,182)

Fixed Charges:
Interest expense	$60,953	$46,534	$120,354	$91,968
Loss on early extinguishment of debt	33,197	—	33,197	—
Portion of rental expense representative of interest	3,656	7,002	8,009	14,940
Capitalized interest	—	149	1	1,178
	$97,806	$53,685	$161,561	$108,086

Ratio of earnings to fixed charges	N/A(1)	N/A(1)	N/A(1)	N/A(1)

(1)
The ratio of earnings to fixed charges was less than one-to-one for the three months ended June 30, 2013 and June 30, 2012, and for the six months ended June 30, 2013 and June 30, 2012. Additional earnings of $261 million, $2.7 billion, $445 million, and $2.8 billion, respectively, would be needed to have a one-to-one ratio of earnings to fixed charges.